CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 18, 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated May 18, 2007 containing the Company’s interim results for the period ended February 28, 2007.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: May 18, 2007

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

INTERIM RESULTS FOR THE SIX MONTHS ENDED

28 FEBRUARY 2007

HIGHLIGHTS

•	Return to profitability with HK$18.2 million net profit.

•	Strong year-on-year improvement in EBITDA, margin increased from 18.8% to 33.5%, delivering 71.9% growth in EBITDA to HK$188.2 million.

•	Fixed Telecom Network Services (FTNS) turnover increased by 9.9% year-on-year to HK$398.8 million, with subscriptions growth of 25,000 to 641,000 during the period.

•	New contract broadband blended average revenue per user (ARPU) increased by 43% year-on-year to HK$175 per month.

•	Strong balance sheet with net debt to EBITDA (annualized) of 1.1x.

•	Basic earnings per share amounted to HK3 cents

•	Declared an interim dividend of HK4 cents per share.

The Board of Directors of City Telecom (H.K.) Limited (the “Company” or “ Board”) is pleased to present the consolidated profit and loss account for the six months ended 28 February 2007 and the consolidated balance sheet as at 28 February 2007 of the Company and its subsidiaries (the “Group”), which are unaudited and condensed.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 28 FEBRUARY 2007

		Six months ended 28 February
		2007	2006
	Note	HK$’000	HK$’000
Turnover	3	562,370	583,531
Other revenues		10,133	12,022
Network costs and cost of inventories	4	(108,605)	(167,454)
Other operating expenses		(400,798)	(445,615)

Operating profit/(loss)		63,100	(17,516)
Finance costs		(43,721)	(43,181)

Profit/(loss) before taxation	5	19,379	(60,697)
Income tax (expense)/benefit	7	(1,150)	5,523

Profit/(loss) attributable to shareholders		18,229	(55,174)

Dividends	8	24,567	—

Basic earnings/(loss) per share	9	HK3.0 cents	HK(9.0) cents

Diluted earnings/(loss) per share	9	HK2.9 cents	HK(9.0) cents

UNAUDITED CONSOLIDATED BALANCE SHEET

AS AT 28 FEBRUARY 2007

		28 February 2007	31 August 2006
	Note	HK$’000	HK$’000
Non-current assets
Goodwill		1,066	1,066
Fixed assets		1,300,126	1,367,234
Other financial assets		42,164	40,274
Derivative financial instrument		1,299	1,845
Long-term receivable and prepayment		6,399	12,532
Deferred expenditure		3,516	1,637

		1,354,570	1,424,588

Current assets
Accounts receivable		167,385	140,598
Other receivables, deposits and prepayments		63,151	77,583
Inventories		782	856
Deferred expenditure		8,859	10,808
Tax recoverable		313	347
Pledged bank deposits		87,319	87,022
Term deposits		30,000	237,496
Cash at bank and in hand		420,719	144,917

		778,528	699,627

Current liabilities
Accounts payable		77,849	86,385
Other payables and accrued charges		130,732	143,486
Deposits received		16,139	16,230
Deferred service income		37,828	33,743
Tax payable		1,393	1,964
Current portion – obligations under finance Leases		1,340	1,297

		265,281	283,105

Net current assets		513,247	416,522

Non-current liabilities
Deferred tax liabilities		430	353
Long-term debt and other liabilities		953,253	949,103

		953,683	949,456

NET ASSETS		914,134	891,654

Capital and reserves	10
Share capital		61,419	61,417
Reserves		852,715	830,237

		914,134	891,654

Notes:

1.	Basis of preparation and accounting policies

This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 18 May 2007.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the financial year ended 31 August 2006 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 August 2006 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 20 November 2006.

2.	Changes in accounting policies

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards (“HKFRSs”, which collective term includes HKASs and Interpretations), that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The adoption of these new and revised HKFRSs did not result in significant changes to the Group’s accounting policies applied in these condensed consolidated interim financial statements.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 August 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of these condensed consolidated interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these condensed consolidated interim financial statements. The Group has not applied any new standards or interpretations that are not yet effective for this accounting period.

3.	Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications	:	provision of international long distance calls services

–	Fixed telecommunications network	:	provision of dial up and broadband internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28 February 2007
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover

External sales	163,523	398,847	—	562,370
Inter-segment sales	2,844	14,167	(17,011)	—

	166,367	413,014	(17,011)	562,370

Segment results	23,505	39,595		63,100

Finance costs				(43,721)

Profit before taxation				19,379

	Six months ended 28 February 2006
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover

External sales	220,538	362,993	—	583,531
Inter-segment sales	2,834	16,496	(19,330)	—

	223,372	379,489	(19,330)	583,531

Segment results	37,478	(54,994)		(17,516)

Finance costs				(43,181)

Loss before taxation				(60,697)

(b)	Secondary reporting format - geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate mainly in two main geographical areas:

–	Hong Kong	:	international telecommunications and fixed telecommunications network services

–	Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of assets.

There were no sales between the geographical segments.

	Turnover six months ended		Segment results six months ended
	28 February	28 February	28 February	28 February
	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000
Geographical segments:

Hong Kong	552,384	573,249	63,089	(15,126)
Canada	9,986	10,282	11	(2,390)

	562,370	583,531	63,100	(17,516)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunications Authority (“TA”) and interconnection services have been provided, HKBN has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). As at 31 August 2005, substantially all of the mobile operators had not made any payments to HKBN since 2002 when HKBN started to bill for the mobile interconnection services.

The charges recognised as income up to 31 August 2004 were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW- HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN and the effective date of the determined interconnection charges.

As of the date of issuance of the 2005 financial statements, no determination has been released by the TA. Therefore, the Group performed an assessment on the timing and recoverability of the interconnection charges. Due to the uncertainties about the timing and recoverability of mobile interconnection charges, the Group concluded that no revenue from the mobile interconnection charges should be recognised for the year ended 31 August 2005. In addition, a full bad debt provision needed to be made on the receivables of HK$44,617,000 relating to mobile interconnection charges as at 31 August 2005 due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the Determination in respect of the rates of mobile interconnection charges payable by the mobile operators under dispute and the timing of the Determination. Based on the 2006 PA, management assessed its previous basis of recognition for the mobile interconnection charges for the interconnection service from 1 September 2005 and the amount it expected to collect for billings outstanding. As a result of the assessment, the Group recorded revenue related to mobile interconnection charges of HK$46,740,000 in the financial statements for the year ended 31 August 2006 which comprises charges for the year ended 31 August 2005 previously not recognised due to the uncertainties existed at that time and charges for the year ended 31 August 2006, both of which were measured based on the 2006 PA. In addition, the Group also updated its assessment of bad debt provision previously set up for mobile interconnection charges receivable as at 31 August 2005 and reduced the provision from HK$44,617,000 at 31 August 2005 to HK$20,809,000 at 28 February 2006.

In March 2007, OFTA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charge, which are different from those rates stated in the 2006 PA. The final level of mobile interconnection charges is still subject to the Determination to be issued by TA.

Based on the 2007 PA, management re-assessed its measurement basis of the mobile interconnection charges and the amount it expected to collect for billings outstanding through that date. As a result of the re-assessment, the Group recorded revenue related to mobile interconnection charges of HK$26,677,000 for the six months ended 28 February 2007 which comprises additional charges for the years ended 31 August 2005 and 2006 previously measured based on the 2006 PA.

During the period, the Group also updated its assessment of the bad debt provision set up for mobile interconnection charges receivable and reduced the provision from HK$20,809,000 at 31 August 2006 to HK$11,186,000 at 28 February 2007.

4.	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 13 November 2006, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2004. In aggregate, an amount of HK$1,365,088 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2006.

On 11 November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of HK$6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2005.

The actual contribution level for calendar years 2005 and 2006 is not yet confirmed by TA.

5.	Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at after (crediting) and charging the following:

	Six months ended
	28 February 2007	28 February 2006
	HK$’000	HK$’000
Interest income	(10,249)	(8,582)
Interest element of finance leases	34	29
Interest on 10-year senior notes	43,687	43,152
Net exchange loss/(gains)	1,874	(2,333)
Unrealised gains on other financial assets	(1,739)	(591)
Unrealised loss on other financial assets	—	27
Realised and unrealised loss on derivative financial instruments	546	646
Advertising and marketing expenses	94,942	110,412
Amortisation of deferred expenditure	7,165	6,794
Depreciation of owned fixed assets	134,872	135,138
Depreciation of fixed assets held under finance lease	517	450
Write-back of provision for doubtful debts (note)	(1,368)	(16,084)
Staff costs (note 6)	108,365	136,813
Loss/(gain) on disposal of fixed assets	105	(473)

Note:	The amount for the six months ended 28 February 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,623,000 (for the six months ended 28 February 2006: HK$23,808,000 (note 3(c)).

6.	Staff costs

	Six months ended
	28 February	28 February
	2007	2006
	HK$’000	HK$’000
Wages and salaries	98,171	130,819
(Write back)/ charge of unutilised annual leave	(72)	60
Equity settled share-based transactions	3,238	3,426
Retirement benefit costs – defined contribution plans	11,809	15,591
Less: Staff costs capitalised as fixed assets	(4,781)	(13,083)

	108,365	136,813

Staff costs include directors’ emoluments but exclude staff costs of HK$7,045,000 (for the six months ended 28 February 2006: HK$11,915,000) recorded in network costs and HK$63,288,000 (for the six months ended 28 February 2006: HK$66,189,000) recorded in advertising and marketing expenses.

7.	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (for the six months ended 28 February 2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of income tax expense/(benefit) recorded in the condensed consolidated profit and loss account represents:

	Six months ended
	28 February 2007	28 February 2006
	HK$’000	HK$’000
Current taxation
– Hong Kong profits tax	33	39
– Overseas taxation	1,040	629
Deferred taxation relating to the origination and reversal of temporary differences	77	(6,191)

Income tax expense/(benefit)	1,150	(5,523)

8.	Dividends

	Six months ended
	28 February 2007	28 February 2006
	HK$’000	HK$’000
2007, Interim dividend, declared after the balance sheet date, of HK4 cents (2006: HK Nil cents) per ordinary share	24,567	—

At a board meeting held on 18 May 2007, the directors declared an interim dividend of HK 4 cents per ordinary share (for the six months ended 28 February 2006: HK Nil cents) for the six months ended 28 February 2007 which will be payable on 14 June 2007 to shareholders whose names appear on the Register of Members on 5 June 2007.

This interim dividend has not been recognised as a liability at the balance sheet date.

9.	Earnings/(loss) per share

	Six months ended
	28 February 2007	28 February 2006
	HK$’000	HK$’000
Profit/(loss) attributable to shareholders	18,229	(55,174)

	Number of shares	Number of shares
	‘000	‘000
Weighted average number of ordinary shares

Issued ordinary shares at 1 September 2006/2005	614,175	614,125
Effect of share options exercised	1	—

Weighted average number of ordinary shares at the end of the period	614,176	614,125
Incremental shares from assumed exercise of share options	8,574	—

Weighted average number of ordinary shares (diluted)	622,750	614,125

Basic earnings/(loss) per share	HK3.0 cents	HK(9.0) cents

Diluted earnings/(loss) per share	HK2.9 cents	HK(9.0) cents

The number of shares used in the calculation of diluted loss per share for the six months ended 28 February 2006 is equal to the number of shares used to calculate the basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making period.

10.	Capital and reserves

	Share capital	Share premium	Capital reserve	Retained profits	Exchange reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2006	61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders	—	—	—	18,229	—	18,229
Shares issued upon exercise of share options	2	8	—	—	—	10
Equity settled share-based transactions	—	168	3,262	—	—	3,430
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	811	811

At 28 February 2007	61,419	620,474	16,255	214,518	1,468	914,134

At 1 September 2005	61,412	619,408	7,052	288,530	840	977,242
Loss attributable to shareholders	—	—	—	(55,174)	—	(55,174)
Equity settled share-based transactions	—	—	3,246	—	—	3,246
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	(140)	(140)

At 28 February 2006	61,412	619,408	10,298	233,356	700	925,174

FINANCIAL REVIEW

For the six months to 28 February 2007, our revenues has slightly decreased by 3.6% year-on- year to HK$562.3 million with the growth in Fixed Telecommunications Network Service business (FTNS) by 9.9% to HK$398.8 million being insufficient to cover the 25.9% decline in International Telecommunications Services business (IDD) to HK$163.5 million. FTNS is now our dominant revenue component, contributing 70.9% of our total revenue.

During the period, our EBITDA margin increased from 18.8% to 33.5% year-on-year, with 1H FY07 EBITDA of HK$188.2 million. Overall, the Group returned to profitability with profits attributable to shareholders for 1H FY07 of HK$18.2 million, compared to a loss of HK$55.2 million for 1H FY06. Basic earnings per share amounted to HK3 cents for the six months ended 28 February 2007 (for the six months ended 28 February 2006: Basic loss per share: HK9 cents).

LIQUIDITY AND CAPITAL RESOURCES

As at 28 February 2007, the Group had total cash position of HK$552.1 million and outstanding borrowing of HK$954.6 million. Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$952.7 million. Our total cash position of HK$552.1 million, consisted of HK$450.7 million cash and bank balances, HK$87.3 million restricted bank deposits and HK$14.1 million long term bank deposits.

Our capital expenditure for this period was HK$70 million, lower than the HK$234 million incurred for same period last year. This HK$70 million capital expenditure was in line with our increased focus to maintain a strong gross cash balance.

Going forward, we intend to limit our capital expenditure to below our EBITDA less net interest expense. Our network development will require ongoing capital expenditure that will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. Our capital expenditure outlook is HK$150 million for FY07 and HK$175 million for FY08. Majority of the future capital expenditure will be spent on expanding the network coverage to increase both subscriber number and revenue proportionally.

The debt maturity profiles of the Group as at 28 February 2007 and 31 August 2006 were as follows:

	28 February 2007	21 August 2006
	HK$’000	HK$’000
Repayable within one year	1,340	1,297
Repayable in the second year	220	806
Repayable in the third to fifth year	317	270
Repayable after the fifth year	952,716	948,027

Total	954,593	950,400

At 28 February 2007, all outstanding borrowings are on fixed interest rate and all outstanding borrowings are denominated in United States dollars or Hong Kong dollars.

The net debt to net asset gearing ratio of the Group for this period is 0.44 times which is calculated as below:

	28 February 2007	31 August 2006
	HK$’000	HK$’000
Net Debt (note (a))	402,496	467,324
Net Assets	914,134	891,654
Gearing (times)	0.44	0.52

note (a)	Net of long term bank deposits, term deposits and pledged deposits

Charge on Group Assets

At 28 February 2007, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million and HK$10.0 million as at 31 August 2006).

Exchange Rates

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

Contingent Liabilities

As at 28 February 2007, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6.3 million (31 August 2006: HK$6.3 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2006: HK$5.3 million).

BUSINESS REVIEW

Fixed Network Telecommunications Services (FTNS)

For the six months to 28 February 2007, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 25,000 from 616,000 as of 31 August 2006 to 641,000 as of 28 February 2007. In early 2006, we upgraded our service positioning from price leadership to service differentiation and assertively raised prices, particularly for our broadband service offerings. New contract broadband blended average revenue per user (ARPU) increased by 43% year-on-year to HK$175 per month. After an initial “sticker shock” period whereby we lost subscribers during 2H FY06, we are pleased to return to an across-the-board subscription growth phase.

During the period, we proactively raised our tariff across our service offerings and increased value added services to drive up revenue yields. Our services are now priced higher than PCCW and HGC. With this established premium positioning, we gained the flexibility to compete either on price or quality. As a result, our FTNS revenue increased by 9.9% year-on-year to HK$398.8 million.

During the period, we strengthened the broadband services offerings by introducing bb50 and bb200 to our already comprehensive suite of broadband services with bb10, bb25, bb100 and bb1000. We can deliver the right price/value package to all customer categories from mass to premium users. Whilst in absolute terms, our broadband services are purposely positioned as premium offerings, our cost per Mbps per month offers the best value in town. This structural advantage and strong growth are empowered by our unmatched technology and the broadband speeds entailed, which are highlighted by our self-developed innovation, bbBox and symmetric ultra-high bandwidth of up to 1000 Mbps to the home via our end-to-end Metro Ethernet. During the period, we saw the network effect driving a rapidly growing pool of word-of-month referrals.

International Telecom Services (IDD)

The structural decay in IDD continues unabated. Rather than fighting the inevitable, we have embraced this change by proactively migrating our IDD customer base to our FTNS 2b VOIP service. Our IDD traffic volume fell by 19.0% from 406 million minutes in 1H FY06 to 329 million minutes in 1H FY07 and we expect this trend to continue. For our customers, 2b offers unlimited calls globally to/from Hong Kong at fixed monthly list price of HK$68. For the Group, 2b offers higher sustainable margins and more secure revenue stream of 12-24 months contracts versus IDD per minute charging.

PROSPECTS

Our vision remains clear in that demand for ultra-high bandwidth will exceed what legacy xDSL service providers can deliver in the coming years. This prediction is being supported by the fact that the majority of our broadband subscription base is now on our 25Mbps to 1000Mbps service plans, despite a lower cost 10Mbps service being available. Furthermore, in Japan, legacy xDSL subscriptions is now declining on a monthly basis as Fibre-To-The-Home (FTTH) becomes service of choice. These trends will place the Group’s Metro Ethernet investment at a strategic advantage over legacy xDSL carriers.

Our upgraded premium pricing strategy has enhanced our return on investment, thereby lowering our economic barriers for network expansion. We have therefore raised our expansion plans. For the residential market, we target to increase our reach to 2.0 million homes (previously 1.8 million) from 1.3 million currently. For the commercial market, we target to increase our reach to 1,800 buildings (previously 1,200 buildings) from 750 buildings currently.

DIVIDEND

For cash management, we consider adjusted free cash flow, defined as EBITDA less capital expenditure and net finance expenses, is a better indicator of cash generation rather than net profit. As such, the Board has resolved to pay an interim dividend of HK4 cents per share for 1H FY07 based on the percentage of adjusted free cash flow rather than on the percentage of net profits.

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28 February 2007, the Group employed a total of 2,514 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 28 February 2007, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28 February 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report for the six months ended 28 February 2007. The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the Independent Non-executive Directors of the Company.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 5 June 2007 to Friday, 8 June 2007 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Monday, 4 June 2007.

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the Non-executive Director is Mr. Cheng Mo Chi, Moses; and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board

Lai Ni Quiaque

Company Secretary

Hong Kong, 18 May 2007